Exhibit 1

VERONA PHARMA PLC

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

AS OF JUNE 30, 2020, AND DECEMBER 31, 2019

	Notes	As of June 30, 2020	As of December 31, 2019
		£'000s	£'000s
ASSETS
Non-current assets:
Goodwill		441	441
Intangible assets	9	25,430	2,757
Property, plant and equipment		37	43
Right-of-use asset	10	1,096	971
Total non-current assets		27,004	4,212

Current assets:
Prepayments and other receivables		4,420	2,770
Current tax receivable		2,770	7,396
Short term investments	11	—	7,823
Cash and cash equivalents	12	18,081	22,934
Total current assets		25,271	40,923
Total assets		52,275	45,135

EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders:
Share capital		5,324	5,266
Share premium		118,862	118,862
Share-based payment reserve		12,572	10,364
Accumulated loss		(117,565)	(100,627)
Total equity		19,193	33,865

Current liabilities:
Derivative financial instrument	13	711	895
Lease liabilities		638	460
Trade and other payables		7,111	8,261
Total current liabilities		8,460	9,616

Non-current liabilities:
Assumed contingent obligation	14	23,907	1,103
Non-current lease liability		677	491
Deferred income		38	60
Total non-current liabilities		24,622	1,654
Total equity and liabilities		52,275	45,135

The accompanying notes form an integral part of these condensed consolidated financial statements.

VERONA PHARMA PLC

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020, AND JUNE 30, 2019 (UNAUDITED)

	Notes	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
		£'000s	£'000s	£'000s	£'000s
Research and development costs		(6,203)	(9,916)	(12,075)	(15,844)
General and administrative costs		(2,315)	(2,130)	(7,616)	(3,961)
Operating loss		(8,518)	(12,046)	(19,691)	(19,805)
Finance income	6	141	1,011	532	2,202
Finance expense	6	(395)	(36)	(447)	(187)
Loss before taxation		(8,772)	(11,071)	(19,606)	(17,790)
Taxation — credit	7	1,422	2,099	2,683	3,412
Loss for the period		(7,350)	(8,972)	(16,923)	(14,378)
Other comprehensive income:
Items that might be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations		3	14	43	1
Total comprehensive loss attributable to owners of the Company		(7,347)	(8,958)	(16,880)	(14,377)
Loss per ordinary share — basic and diluted (pence)	8	(6.9)	(8.5)	(16.0)	(13.7)

The accompanying notes form an integral part of these condensed consolidated financial statements.

VERONA PHARMA PLC

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE MONTHS ENDED JUNE 30, 2020, AND JUNE 30, 2019 (UNAUDITED)

	Share Capital	Share Premium	Share-based Expenses	Total Accumulated Losses	Total Equity
	£'000s	£'000s	£'000s	£'000s	£'000s
Balance at April 1, 2019	5,266	118,862	8,543	(74,072)	58,599
Loss for the period	—	—	—	(8,972)	(8,972)
Other comprehensive income for the year:
Exchange differences on translating foreign operations	—	—	—	14	14
Total comprehensive loss for the period	—	—	—	(8,958)	(8,958)
Share-based payments	—	—	666	—	666
Balance at June 30, 2019	5,266	118,862	9,209	(83,030)	50,307

Balance at April 1, 2020	5,311	118,862	11,811	(110,160)	25,824
Loss for the period	—	—	—	(7,350)	(7,350)
Other comprehensive income for the year:
Exchange differences on translating foreign operations	—	—	—	3	3
Total comprehensive loss for the period	—	—	—	(7,347)	(7,347)
New share capital issued	13	—	—	(58)	(45)
Share-based payments	—	—	761	—	761
Balance at June 30, 2020	5,324	118,862	12,572	(117,565)	19,193

The currency translation reserve for June 30, 2020, and June 30, 2019, is not considered material and as such is not presented in a separate reserve but is included in the total accumulated losses reserve.

VERONA PHARMA PLC

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2020, AND JUNE 30, 2019 (UNAUDITED)

	Share Capital	Share Premium	Share-based Expenses	Total Accumulated Losses	Total Equity
	£'000s	£'000s	£'000s	£'000s	£'000s
Balance at January 1, 2019	5,266	118,862	7,923	(68,633)	63,418
Impact of change in accounting policy(1)	—	—	—	(20)	(20)
Adjusted Balance at January 1, 2019	5,266	118,862	7,923	(68,653)	63,398
Loss for the period	—	—	—	(14,378)	(14,378)
Other comprehensive income for the year:
Exchange differences on translating foreign operations	—	—	—	1	1
Total comprehensive loss for the period	—	—	—	(14,377)	(14,377)
Share-based payments	—	—	1,286	—	1,286
Balance at June 30, 2019	5,266	118,862	9,209	(83,030)	50,307

Balance at January 1, 2020	5,266	118,862	10,364	(100,627)	33,865
Loss for the period	—	—	—	(16,923)	(16,923)
Other comprehensive income for the year:
Exchange differences on translating foreign operations	—	—	—	43	43
Total comprehensive loss for the period	—	—	—	(16,880)	(16,880)
New share capital issued	58	—	—	(58)	—
Share-based payments	—	—	2,208	—	2,208
Balance at June 30, 2020	5,324	118,862	12,572	(117,565)	19,193

The currency translation reserve for June 30, 2020, and June 30, 2019, is not considered material and as such is not presented in a separate reserve but is included in the total accumulated losses reserve.

(1) This relates to the adoption of IFRS 16. See note 2.17 of the 2019 20-F.

VERONA PHARMA PLC

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS FOR

THE SIX MONTHS ENDED JUNE 30, 2020, AND JUNE 30, 2019 (UNAUDITED)

	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
	£'000s	£'000s
Cash used in operating activities:
Loss before taxation	(19,606)	(17,790)
Finance income	(532)	(2,202)
Finance expense	447	187
Share-based payment charge	2,208	1,286
(Increase) / decrease in prepayments and other receivables	(1,710)	65
(Decrease) / increase in trade and other payables	(1,146)	163
Depreciation of property, plant and equipment and right of use asset	247	157
Impairment of right of use asset	232	—
Unrealized foreign exchange (gains) / losses	(232)	3
Amortization of intangible assets	61	50
Cash used in operating activities	(20,031)	(18,081)
Cash inflow from taxation	7,319	—
Net cash used in operating activities	(12,712)	(18,081)
Cash flow from investing activities:
Interest received	141	296
Purchase of plant and equipment	(4)	(21)
Payment for patents and computer software	(105)	(90)
Maturity of short term investments	7,848	20,686
Net cash generated in investing activities	7,880	20,871
Cash flow from financing activities:
Repayment of lease liabilities	(263)	(168)
Net cash used in financing activities	(263)	(168)
Net (decrease) / increase in cash and cash equivalents	(5,095)	2,622
Cash and cash equivalents at the beginning of the period	22,934	19,784
Effect of exchange rates on cash and cash equivalents	242	28
Cash and cash equivalents at the end of the period	18,081	22,434

VERONA PHARMA PLC

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

1. General information

Verona Pharma plc (the "Company") and its subsidiaries are a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapeutics for the treatment of respiratory diseases with significant unmet medical needs.

The Company is a public limited company, which is dual listed, with its ordinary shares listed on the AIM market operated by the London Stock Exchange and its American Depository Shares ("ADSs") on the Nasdaq Global Market. The Company is incorporated and domiciled in the United Kingdom.

The address of the registered office is 1 Central Square, Cardiff, CF10 1FS, United Kingdom.

The Company has two subsidiaries, Verona Pharma Inc. and Rhinopharma Limited ("Rhinopharma"), both of which are wholly owned.

2. Basis of accounting

The unaudited condensed consolidated interim financial statements of Verona Pharma plc and its subsidiaries, Verona Pharma, Inc., and Rhinopharma Limited (together the "Group”), for the six months ended June 30, 2020, do not include all the statements required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group as of December 31, 2019.

The 2019 Accounts, on which the Company’s auditors delivered an unqualified audit report, have been delivered to the Registrar of Companies.

These unaudited condensed interim financial statements were authorized for issue by the Company’s board of directors (the “Directors”) on August 14, 2020. There have been no changes to the accounting policies as contained in the annual consolidated financial statements as of and for the year ended December 31, 2019, which have been prepared in accordance with international financial reporting standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Group’s activities and results are not exposed to any seasonality. The Group operates as a single operating and reportable segment.

Going concern

The Group has incurred recurring losses since inception, including net losses of £31.9 million, £19.9 million and £20.5 million for the years ended December 31, 2019, 2018 and 2017, respectively. In addition, as of June 30, 2020, the Group had an accumulated loss of £117.6 million. The Group expects to continue to generate operating losses for the foreseeable future. On July 17, 2020, the Group announced it raised £159 million in a private placement, with net proceeds after transaction related fees and expenses of approximately £145 million (see note 17).

As of the issuance date of these condensed consolidated interim financial statements, the Group therefore expects that its cash and cash equivalents would be sufficient to fund its operating expenses and capital expenditure requirements for at least twelve months from the issuance date of these condensed consolidated interim financial statements. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Impairment of intangible assets, goodwill and non-financial assets

The Group continues to review the effect of the COVID-19 pandemic on its operations, ongoing and planned clinical trials and the potential disruption to financial markets. Management has determined that the current effect on the Group does not require an impairment of intangible assets or goodwill as the Company's market value still supports the value of the assets. However, management will continue to monitor the situation for any triggering events that relate to the pandemic.

Dividend

The Directors do not recommend the payment of a dividend for the six months ended June 30, 2020, (six months ended June 30, 2019: £nil and the year ended December 31, 2019: £nil).

3. Segmental reporting

The Group’s activities are covered by one operating and reporting segment: Drug Development. There have been no changes to management’s assessment of the operating and reporting segment of the Group during the period.

All non-current assets are based in the United Kingdom apart from a right-of-use asset relating to a property lease in the United States.

4. Financial instruments

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk), cash flow and fair value interest rate risk, credit risk and liquidity risk. The condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and they should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2019.

5. Critical estimates and judgements

The preparation of condensed consolidated interim financial statements require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from those estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2019, with the exception of development of the COVID-19 pandemic.

We have assessed whether the COVID-19 pandemic has any impact on the key estimates and judgments previously reported in respect of the derivative financial instrument, the assumed contingent obligation or other balances and concluded that there is no significant impact.

6. Finance income and expense

	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
	£'000s	£'000s	£'000s	£'000s
Finance income:
Interest received on cash and short term investments	28	229	81	479
Foreign exchange gain on translating foreign currency denominated cash balances	41	669	267	—
Fair value adjustment on derivative financial instruments (note 13)	72	113	184	1,723
Total finance income	141	1,011	532	2,202

	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
	£'000s	£'000s	£'000s	£'000s
Finance expense:
Interest on discounted lease liability	22	6	42	15
Foreign exchange loss on translating foreign currency denominated balances	—	—	—	114
Unwinding of discount factor movements related to the assumed contingent arrangement (note 14)	373	30	405	58
Total finance expense	395	36	447	187

7. Taxation

The tax credit for the six month period ended June 30, 2020, amounts to £2.7 million and consists of the estimated research and development tax credit receivable on qualifying expenditure incurred during the six month period ended June 30, 2020 for an amount of £2.7 million less a tax expense of £52 thousand related to the U.S. operations (six month period ended June 30, 2019: £3.4 million tax credit, comprising £3.4 million for research and development tax credit, less £19 thousand expense for tax on U.S. operations).

The tax credit for the three month period ended June 30, 2020, amounts to £1.4 million, and consists of the estimated research and development tax credit receivable on qualifying expenditure incurred during the three month period ended June 30, 2020 for an amount of £1.4 million less a tax expense of £12 thousand related to the U.S. operations (three month period ended June 30, 2019: £2.1 million tax credit, comprising £2.1 million for research and development tax credit, plus tax credit £20 thousand expense for tax on U.S. operations).

8. Loss per share calculation

For the six months ended June 30, 2020, the basic loss per share of 16.0p (June 30, 2019: 13.7p) is calculated by dividing the loss for the six months ended June 30, 2020 by the weighted average number of ordinary shares in issue of 105,908,648 during the six months ended June 30, 2020 (June 30, 2019: 105,326,638). Potential ordinary shares are not treated as dilutive as the entity is loss making and such shares would be anti-dilutive.

For the three months ended June 30, 2020, the basic loss per share of 6.9p (June 30, 2019: 8.5p) is calculated by dividing the loss for the three months ended June 30, 2020 by the weighted average number of ordinary shares in issue of 106,360,580 during the three months ended June 30, 2020 (June 30, 2019: 105,326,638). Potential ordinary shares are not treated as dilutive as the entity is loss making and such shares would be anti-dilutive.

Each ADS represents 8 ordinary shares of the Company, so the profit or loss per ADS in any period is equal to eight times the profit or loss per share.

9. Intangible assets

	IP R&D	Computer software	Patents	Total
	£'000s	£'000s	£'000s	£'000s
Cost
At January 1, 2020	1,953	18	1,214	3,185
Additions	22,629	—	105	22,734
At June 30, 2020	24,582	18	1,319	25,919
Accumulated amortization
At January 1, 2020	—	15	413	428
Charge for year	—	1	60	61
At June 30, 2020	—	16	473	489
Net book value
At June 30, 2020	24,582	2	846	25,430

Movements in the assumed contingent liability (see note 14) that relate to changes in estimated cashflows or probabilities of success are recognized as additions to the In-Process Research and Development ("IP R&D") asset that it relates to.

In the six months ended June 30, 2020, the Group determined that it moved from Phase 2 of ensifentrine's clinical development plan to Phase 3. The probability of success and estimated cashflows have changed and the £22.6 million movement in the liability relating to this was recorded as an addition to the IP R&D asset that it relates to.

There were no changes in estimated cashflows or probabilities of success in 2019.

10. Right-of-use assets

In the six months to June 30, 2020, a new lease was signed in North Carolina and a liability and corresponding right-of-use ("ROU") asset of £575 thousand was recognized. The lease terminates on April 30, 2024.

As at December 31, 2019, the Group had an ROU asset relating to office space in New York. In the six months to June 30, 2020, the New York office was closed and the ROU asset was subject to an impairment review and its net book value of £232 thousand was subsequently expensed to the income statement. The Group retains a liability of £192 thousand relating to this asset.

11. Short term investments

Short term investments as at June 30, 2020, amounted to a total of £0.0 million (December 31, 2019: £7.8 million) and consisted of fixed term deposits.

12. Cash and cash equivalents

Included in cash and cash equivalents are cash balances held at bank, term deposits with maturities of less than three months at inception and investments in money market funds. Money market funds have been classified as cash and cash equivalents as they are low risk instruments, readily convertible to a known amount of cash and are subject to an insignificant risk of change in value. Management's intention is to manage these funds as cash and to use them to meet short term cash requirements.

13. Derivative financial instrument

On July 29, 2016 the Company issued 31,115,926 units to new and existing investors at the placing price of £1.4365 per unit. Each unit comprises one ordinary share and one warrant and the warrant holders may subscribe for 0.4 of an ordinary share at a per share exercise price of £1.7238.

The warrant holders can opt for a cashless exercise of their warrants, whereby they can choose to exchange the warrants held for a reduced number of warrants exercisable at nil consideration. The reduced number of warrants is calculated based on a formula considering the share price and the exercise price of the warrants. The warrants are therefore classified as a derivative financial liability, since their exercise could result in a variable number of shares to be issued.

The warrants entitled the investors to subscribe for, in aggregate, a maximum of 12,401,262 shares. The warrants can be exercised until May 2, 2022.

At June 30, 2020, and December 31, 2019, warrants over 12,401,262 shares were in effect.

	As of June 30, 2020	As of December 31, 2019
Shares available to be issued under warrants	12,401,262	12,401,262
Exercise price	£1.7238	£1.7238
Risk-free interest rate	0.00%	0.54%
Remaining term to exercise	1.84 years	2.34 years
Annualized volatility	81.86%	65.56%
Dividend rate	0.00%	0.00%

As of June 30, 2020, the Group updated the underlying assumptions and calculated a fair value of these warrants of £0.7 million.

The variance for the six month period ending June 30, 2020, was £0.2 million (six month period ending June 30, 2019: £1.7 million) and is recorded as finance income in the Consolidated Statement of Comprehensive Income.

	Derivative financial instrument	Derivative financial instrument
	2020	2019
	£'000s	£'000s
As of January, 1	895	2,492
Fair value adjustments recognized in profit or loss	(184)	(1,723)
As of June, 30	711	769

For the amount recognized as at June 30, 2020, the effect if volatility were to deviate up or down is presented in the following table.

Volatility (up / down 10% pts)
£'000s
Variable up	989
Base case, reported fair value	711
Variable down	463

14. Assumed contingent obligation related to the business combination

The value of the assumed contingent obligation as of June 30, 2020, amounted to £23.9 million (December 31, 2019: £1.1 million). The increase in value of the assumed contingent obligation during the six months ended June 30, 2020, amounted to £22.8 million (six months ended June 30, 2019: £60 thousand).

The assumed contingent liability relates to the acquisition, in 2006, of rights to certain patents and patent applications relating to ensifentrine and related compounds under which the Company is obliged to pay royalties to Ligand.

The assumed contingent liability is accounted for as a liability and its value is measured at amortized cost using the effective interest rate method, and is re-measured for changes in estimated cash flows or when the probability of success changes.

The expected cash flows are based on estimated future royalties payable, derived from sales forecasts, and an assessment of the probability of success using standard market probabilities for respiratory drug development. The risk-weighted value of the assumed contingent arrangement is discounted back to its net present value applying an effective interest rate of 12%.

Re-measurements relating to changes in estimated cash flows and probabilities of success are recognized in the IP R&D asset it relates to. The unwinding of the liability is recorded in finance expense.

As at May 13, 2020, the Group determined that it had moved from Phase 2 of ensifentrine's clinical development plan to Phase 3. As a consequence, the probability of success has changed, reducing the risk-weighting adjustment applied to estimated cashflows. Furthermore, the Group has carried out market research and updated its forecasts for ensifentrine's revenue for the maintenance treatment of chronic obstructive pulmonary disorder using a nebulized formulation in the U.S. The Group therefore updated estimated cashflows. In 2019 there were no events that triggered remeasurement.

	2020	2019
	£'000s	£'000s
January 1	1,103	996
Re-measurement of contingent liability	22,629	—
Impact of changes in foreign exchange rates	(230)	2
Unwinding of discount factor	405	58
June 30	23,907	1,056

There is no material difference between the fair value and carrying value of the financial liability.

For the amount recognized as at June 30, 2020, of £23.9 million, the effect if underlying assumptions were to deviate up or down is presented in the following table (assuming the probability of success does not change):

	USD/GBP exchange rate up/down 1%pt	Probability of success up/down 5%pt	Revenue (up / down 10%)
	£'000s	£'000s	£'000s
Variable up	23,693	25,683	26,071
Base case, reported fair value	23,907	23,907	23,907
Variable down	24,125	22,131	21,742

15. Share option plans

During the six months ended June 30, 2020 the Company granted a total of 1,605,000 share options and 8,442,048 Restricted Stock Units (“RSUs”) (six months ended June 30, 2019, the Company granted 4,249,050 share options, and 740,496 RSUs).

The movement in the number of the Company’s share options is set out below:

	Weighted average exercise price	2020	Weighted average exercise price	2019
	£		£
Outstanding at January 1	1.15	14,179,196	1.53	8,752,114
Granted during the period	0.55	1,605,000	0.57	4,249,050
Expired during the period	1.39	(589,129)	2.00	(19,998)
Forfeited during the period	1.04	(1,899,284)	—	—
Outstanding options at June 30	1.08	13,295,783	1.22	12,981,166

The movement in the number of the Company’s RSUs is set out below:

	2020	2019
Outstanding at January 1	1,602,969	862,473
Granted during the period	8,442,048	740,496
Exercised during the period	(1,154,368)	—
Forfeited during the period	(84,889)	—
Outstanding RSUs at June 30	8,805,760	1,602,969

1,069,184 of the RSUs issued related to an element of annual base salary and 7,372,865 related to additional equity grants for Dr. Zaccardelli and Mr. Hahn (see note 16). Using the Black-Scholes valuation model the fair value of each RSUs relating to annual base salary was £0.55 and the fair value of each RSU relating to the additional grants was at £0.43.

The share-based payment expense for the six months ended June 30, 2020, was £2.2 million (six months ended June 30, 2019: £1.3 million).

16. Related party transactions

The Directors and Officers have authority and responsibility for planning, directing and controlling the activities of the Company and they therefore comprise key management personnel as defined by IAS 24 ("Related Party Disclosures").

During the six months ended June 30, 2020, Dr. Jan-Anders Karlsson, the Company’s former CEO, and Piers Morgan, the Company’s former CFO, resigned and were replaced by Dr. David Zaccardelli as CEO and President, and Mark Hahn as CFO.

Dr. Jan-Anders Karlsson's severance agreement included severance pay equal to £479,160, a cash bonus of £40,000, a payment as compensation of termination of employment of £100,000 and base salary in lieu of notice of £363,000. Other benefits included continued medical and life insurance and continued pension contributions.

Piers Morgan's severance agreement included severance pay equal to £123,930 as payment in lieu of notice, a cash bonus of £82,620, ex gratia compensation of £30,000 and £40,000 additional compensation for termination of employment.

Pursuant to the terms of his employment agreement Dr. Zaccardelli is entitled to receive an annual base salary of $750,000, payable $250,000 in cash and $500,000 in restricted stock units, and a target annual bonus opportunity of 50% of his annual base salary. Dr. Zaccardelli is also entitled to receive an award of restricted stock units, equal to 4% of the Company's outstanding ordinary shares, and an additional award of restricted stock units if the Company raises additional equity capital during fiscal year 2020, which is intended to result in Dr. Zaccardelli’s equity awards (other than the portion of his base salary payable in restricted stock units) being equal to 4% of the Company's outstanding ordinary shares on the applicable date of issuance. Following an equity capital raise in July, 2020, Dr. Zaccardelli is now entitled to this additional award (see note 17).

Pursuant to the terms of his employment agreement Mr. Hahn is entitled to receive an annual base salary of $500,000, payable $250,000 in cash and $250,000 in restricted stock units, and a target annual bonus opportunity of 50% of his annual base salary. Mr. Hahn is also entitled to receive an initial award of restricted stock units, equal to 3% of the Company's outstanding ordinary shares and an award of restricted stock units equal to 1% of the Company's outstanding ordinary share after six months of employment. He will also be entitled to an additional award of restricted stock units if the Company raises additional equity capital during fiscal year 2020, which is intended to result in Mr. Hahn’s equity awards (other than the portion of his base salary payable in restricted stock units) being equal to 4% of the Company's outstanding ordinary shares on the applicable date of issuance. Following an equity capital raise in July 2020 Mr. Hahn is now entitled to this additional award (see note 17).

During the six months ended June 30, 2020, 178,192 and 89,096 RSUs that were issued to Dr. Zaccardelli and Mr. Hahn respectively vested. The shares were issued on May 12, 2020.

17. Post balance sheet events

On July 17, 2020, Verona Pharma announced that it raised approximately £159 million in a private placement with new and existing institutional and accredited investors (the "Financing"). The Financing comprised a private placement of 39,090,009 of the Company’s American Depository Shares (“ADSs”), each representing eight Ordinary Shares or non-voting Ordinary Shares of the Company, at a price of $4.50 per ADS, and 43,111,112 of the Company’s Ordinary Shares at the equivalent price per Ordinary Share, being £0.45 or $0.5625.

The net proceeds of the Financing will be approximately £145 million after deducting placement agent fees and estimated expenses.

Convenience translation

We maintain our books and records in pounds sterling and we prepare our financial statements in accordance with IFRS, as issued by the IASB. We report our results in pounds sterling. For the convenience of the reader we have translated pound sterling amounts in the tables below as of June 30, 2020, and for the three and six month periods ended June 30, 2020 into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on June 30, 2020, which was £1.00 to $1.2369. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 (UNAUDITED)

	Three Months Ended June 30, 2020	Three Months Ended June 30, 2020	Six Months Ended June 30, 2020	Six Months Ended June 30, 2020
	£'000s	$'000s	£'000s	$'000s
Research and development costs	(6,203)	(7,672)	(12,075)	(14,936)
General and administrative costs	(2,315)	(2,863)	(7,616)	(9,420)
Operating loss	(8,518)	(10,535)	(19,691)	(24,356)
Finance income	141	174	532	658
Finance expense	(395)	(489)	(447)	(553)
Loss before taxation	(8,772)	(10,850)	(19,606)	(24,251)
Taxation — credit	1,422	1,759	2,683	3,319
Loss for the period	(7,350)	(9,091)	(16,923)	(20,932)
Other comprehensive income:
Items that might be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	3	4	43	53
Total comprehensive loss attributable to owners of the Company	(7,347)	(9,087)	(16,880)	(20,879)
Loss per ordinary share — basic (pence / cents)	(6.9)	(8.5)	(16.0)	(19.8)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT JUNE 30, 2020, AND DECEMBER 31, 2019 (UNAUDITED)

	As of June 30, 2020	As of June 30, 2020	As of December 31, 2019
	£'000s	$'000s	£'000s
ASSETS
Non-current assets:
Goodwill	441	546	441
Intangible assets	25,430	31,454	2,757
Property, plant and equipment	37	46	43
Right-of-use asset	1,096	1,356	971
Total non-current assets	27,004	33,402	4,212

Current assets:
Prepayments and other receivables	4,420	5,467	2,770
Current tax receivable	2,770	3,426	7,396
Short term investments	—	—	7,823
Cash and cash equivalents	18,081	22,364	22,934
Total current assets	25,271	31,257	40,923
Total assets	52,275	64,659	45,135

EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders:
Share capital	5,324	6,585	5,266
Share premium	118,862	147,020	118,862
Share-based payment reserve	12,572	15,550	10,364
Accumulated loss	(117,565)	(145,416)	(100,627)
Total equity	19,193	23,739	33,865

Current liabilities:
Derivative financial instrument	711	879	895
Finance lease liabilities	638	789	460
Trade and other payables	7,111	8,796	8,261
Total current liabilities	8,460	10,464	9,616

Non-current liabilities:
Assumed contingent obligation	23,907	29,571	1,103
Non-current lease liability	677	837	491
Deferred income	38	47	60
Total non-current liabilities	24,622	30,455	1,654
Total equity and liabilities	52,275	64,658	45,135